John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

September 9, 2024

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	Baiya International Group Inc.
Amendment	No. 1 to Registration Statement on Form F-1
Filed	August 1, 2024
File	No. 333-275232

Dear Sir/Madam:

On behalf of Baiya International Group Inc. (the “Company”), we are responding to the Staff’s comment letter dated August 27, 2024, related to the above referenced Registration Statement on Form F-1.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 1 to Registration Statement on Form F-1 filed August 1, 2024

Capitalization, page 70

1.	The amount of actual long-term liabilities (including current and non-current portion) as of December 31, 2023 of $413,156 presented here does not appear to agree with the amount presented on the balance sheet on page F-3. Please advise or revise as appropriate.

RESPONSE: In response to the Staff’s comments, the Company respectfully advises the Staff that in the balance sheet on page F-3, total loan payables of $711,585 includes current loan payables of $623,878 and non-current loan payables of $87,707. The current loan payables of $623,878 consisted of short-term loans with maturity date of less than one year of $298,429, and current portion of long-term loans with maturity date of more than one year of $325,449. Therefore, long-term debts with maturity date of more than one year were $413,156 (which includes current portion of long-term loans of $325,449 and non-current portion of long-term loan payables of $87,707).

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA
MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA
OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

September 9, 2024

2.	You state in note (2) to the table you expect the net proceeds of the offering to be approximately $12.91 million. Please tell us how you computed the net proceeds and the consistency of the computation with expenses associated with the offering disclosed on pages 155, 159 and elsewhere. Ensure consistency of the net proceeds reflected here and in “Dilution.”

RESPONSE: In response to the Staff’s comments, the Company respectfully clarifies that its calculation of net proceeds is as follows:

Without over-allotment option*
Par Value	0.0001
Offering amount	$12,500,000
Offering shares	2,500,000
Underwriter’s commission (7.5%)	937,500
Additional fees to underwriter**	260,500
Other offering expenses ***
Legal	782,651
Accounting fees and expenses	106,800
Miscellaneous expenses	50,000
Net proceeds	$10,362,549

*	Excludes expenses already paid by the Company and charged to the Company’s expense.
**	Consists of 1% of gross proceeds at the closing of the offering for nonaccountable expenses, up to $150,000 accountable expenses, and $150,000 advisory fee; the Company already paid $164,500.
***	Other offering expenses include 1) deferred IPO costs that will be charged to shareholders’ equity upon the completion of the IPO, under (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering, 2) anticipated offering expenses that will be incurred for completion of the IPO.

The Company has revised its disclosures on page 155, 159 and on the cover page of the prospectus to reflect such calculations.

3.	It appears the shares indicated in note (1) to the table are included in the actual amount at December 31, 2023. Please explain to us why this note is relevant or remove it.

RESPONSE: In response to the Staff’s comments, the Company has revised the capitalization table on page 70 to remove note (1).

4.	The amount presented here as total shareholders’ equity does not agree with the amount presented on pages F-3 and F-5 in that the amount here excludes the amount for non-controlling interests. Please revise as appropriate.

RESPONSE: In response to the Staff’s comments, the Company has revised the capitalization table on page 70 to include non-controlling interests’ equity in the amount of $37,922.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

September 9, 2024

General

5.	We note your written response and your revised disclosures in response to comment 1. However, we reissue our comment as we note changes in your disclosure from your February 14, 2024 filing to your discussion of the legal and operational risk associated with your VIE operations in China through the Contractual Arrangements. The Sample Letters to China-Based Companies sought specific disclosure relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please restore your disclosures where you discuss the legal risks of operating in China to the disclosures as they existed in the registration statement as of February 14, 2023.

RESPONSE: In response to the staff’s comments, the Company has revised and restored the disclosures on the Cover Page and other relevant disclosures related to risk factors associated with our VIE’s operating in China, except relevant disclosures made in accordance with legal updates in the PRC subsequent to February 14, 2023.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

cc:	Weilai Zhang, Chairman of Baiya International Group Inc.
Siyu	Yang, CEO of Baiya International Group Inc.
Dian	Zhang, CFO of Baiya International Group Inc.
Fang	Liu, Partner, VCL Law LLP

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com